FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC Holdings plc

Voting Rights and Capital

The following notification is made in accordance with the UK Financial Conduct Authority Disclosure and Transparency Rule 5.6.1.

On 28 August 2014, the issued share capital of HSBC Holdings plc with voting rights was 19,149,281,323 ordinary shares of US$0.50. No shares are held in Treasury.

Therefore, the total number of voting rights in HSBC Holdings plc is 19,149,281,323. The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, HSBC Holdings plc under the FCA's Disclosure and Transparency Rules.

Nickesha Graham-Burrell
Senior Assistant Company Secretary
+44 (0)20 7992 3633

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                  Date: 29 August 2014